                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended:  December 31, 1999
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
           TGC INDUSTRIES, INC.
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Full Name of Registrant

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Former Name if Applicable
           1304 Summit Ave., Suite 2
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Address of Principal Executive Office (Street and Number)
           Plano, Texas 75074
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  X    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/  /        will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/94)


Counsel to TGC Industries, Inc. ("TGC"), Law, Snakard & Gambill P.C., located at 3200 Bank One Tower, 500 Throckmorton Street, Fort Worth, Texas, files the Form 10-KSB via the EDGAR system for TGC. Their offices were severely damaged by a tornado which struck downtown Fort Worth at approximately 6:30 P.M. on March 28, 2000. Public officials have closed the entire downtown area including the law firm's offices in the Bank One Tower and no one is allowed to enter the area until further notice. As a result, counsel is unable to access their offices to retrieve TGC's Form 10-KSB document for purposes of a timely filing on March 30, 2000.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
     Kenneth Uselton                         972             881-1099
    ---------------------------------- ----------------- ----------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
          See Attached
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                        TGC INDUSTRIES, INC.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date     March 29, 2000                        By /s/ Kenneth W. Uselton
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                                                   Kenneth W. Uselton
                                                   Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in

TGC Industries, Inc. had revenues of $4,600,708 and a net loss, before dividend requirements on preferred stock, of $(2,073,071) for the year ended December 31, 1999, compared with revenue of $17,073,506 and net income, before dividend requirements on preferred stock of $1,831,602 for 1998.
EBITDA for the year ended December 31, 1999 was $484,513 or $.09 per share on a fully diluted basis, compared with $3,872,760 or $.81 per share for 1998. Loss per Share, on a diluted basis, was $(1.13) for the year ended December
31, 1999, compared with income per share, on a diluted basis, of $.38 for 1998.

For the three month period ended December 31, 1999, TGC had revenue of $83,162 and net loss, before dividend requirements on preferred stock, of $(1,221,894). This compares with revenue of $1,696,702 and a net loss before dividend requirements on preferred stock, of $(216,782) for 1998. EBITDA for the three month period ended December 31, 1999, was $(343,261) or $(.06) per share on a fully diluted basis compared with EBITDA of $331,291 or $.07 per share for 1998. Loss per share, on a diluted basis, was $(.59) for the three month period ended December 31, 1999, compared with a loss per share, on a diluted basis, of $(.15) for 1998.


CONDENSED STATEMENTS OF OPERATIONS
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TGC INDUSTRIES, INC.

                                                     Three Months Ended          Twelve Months Ended
                                                        December 31,                  December 31,
                                                  ------------------------    ---------------------------
                                                        (Unaudited)                    (Note)
                                                    1999           1998           1999            1998
                                                 -----------   -----------    ------------    -----------
Revenue                                          $    83,162   $ 1,696,702    $  4,600,708    $ 17,073,506

Cost of services                                     650,883     1,516,942       5,201,342      13,818,972
Selling, general, adm.                               209,072       329,588         878,940       1,160,228
                                                 -----------   -----------    ------------    -----------
                                                     859,955     1,846,530       6,080,282     14,979,200

INCOME (LOSS) FROM   OPERATIONS
   BEFORE INTEREST EXPENSE                          (776,793)     (149,828)     (1,479,574)     2,094,306

   Interest expense                                   54,101        65,730         202,497        261,480
   Debt financing costs                              391,000          -            391,000           -
                                                 -----------   -----------    ------------    -----------
                                                     445,101        65,730         593,497        261,480

INCOME (LOSS) FROM   OPERATIONS
   BEFORE INCOME TAXES                            (1,221,894)     (215,558)     (2,073,071)     1,832,826

Income tax (expense) benefit                            -           (1,224)           -            (1,224)
                                                 -----------   -----------    ------------    -----------

NET INCOME (LOSS)                                 (1,221,894)     (216,782)     (2,073,071)     1,831,602

Less dividend requirement on
    preferred stock                                  107,955       112,935         446,300        451,740
                                                 -----------   -----------    ------------    -----------
INCOME (LOSS) ALLOCABLE TO
   COMMON STOCKHOLDERS                           $(1,329,849)    $(329,717)    $(2,519,371)    $1,379,862

Earnings (loss) per common share:
      Basic                                            $(.59)        $(.15)         $(1.13)          $.64
      Diluted                                          $(.59)        $(.15)         $(1.13)          $.38

EBITDA per diluted common share                        $(.06)         $.07            $.09           $.81

Weighted average number of
    common shares:
      Basic                                        2,248,947     2,171,996       2,228,989      2,166,503
      Diluted (A)                                  2,248,947     2,171,996       2,228,989      4,789,015

     The statements of Operations for the twelve months ended December 31, 1999 and 1998 have been derived from the audited financial statements at those dates.

(A) Diluted earnings (loss) per share is based upon the weighted average number of shares of common stock outstanding and, when dilutive, common shares issuable for stock options, warrants and convertible securities.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).